May 19, 2023

Mr. James F. Westmoreland
President and CEO
Daybreak Oil and Gas, Inc.
1414 S. Friendswood Dr., Ste 212
Friendswood, TX 77546

RE: Daybreak Oil and Gas Inc. Proved Reserves as of February 28, 2023

Dear Mr. Westmoreland,

Per your request we have estimated the proved reserves and future revenue, as of February 28, 2023 for Daybreak Oil and Gas Inc.'s (Daybreak) interest in certain oil and gas properties operated by Reabold California, LLC located in Monterey and Contra Costa Counties, California. This evaluation was prepared for public disclosure by Daybreak in filings made with the United States Securities and Exchange Commission (SEC) in accordance with the disclosure requirements set forth in the SEC regulations and is an annual update of the evaluated properties. The assumptions, data, methods, and procedures are appropriate for the purposes of this report. This report was completed on May 19, 2023.

Petrotech has used all methods and procedures as it considered necessary under the circumstances to prepare this report. The estimates in this report have been prepared in accordance with the definitions and disclosure guidelines of the SEC contained in Title 17, CFR, Modernization of Oil and Gas Reporting, Final Rule released January 14, 2009 in the Federal Register (SEC regulations). A copy of the applicable SEC oil and gas reserve definitions for Proved reserves are attached. Additionally, this report has also been prepared in accordance with definitions and guidelines set forth in the 2018 Petroleum Resources Management System (PRMS) approved by the Society of Petroleum Engineers (SPE).

The oil and natural gas reserves and future net revenue of Daybreak's interest in the subject properties are summarized as follows:

As of February 28, 2023 Daybreak Oil and Gas, Inc.					
	Developed				
	Producing	Non-Producing	Undeveloped	**Total Proved**	**Total**
Net Remaining Reserves					
Oil (bbls)	156,140	112,030	0	**268,170**	**268,170**
Gas (Mcf)	33,110	25,220	0	**58,330**	**58,330**
Future Net Income ($)	$8,411,880	$5,720,730	$0	$14,132,610	$14,132,610
Discounted @ 10%	$5,097,620	$3,892,410	$0	$8,990,030	**$8,990,030**

Totals may not add due to rounding

Gross revenue shown in this report is Daybreak's share of the gross (100 percent) revenue from the properties prior to any deductions. Future net revenue is after deductions for production taxes, ad valorem taxes, capital costs, and operating expenses but before consideration of State or Federal income taxes. Future net revenue is discounted to present worth at a rate of 10% percent. The resulting estimated discounted future net cash flow may or may not be indicative of fair market value.

This report has been prepared using product prices based on Daybreak's fiscal year March 1, 2022 through February 28, 2023 for NYMEX *First-day-of-the-Month* (SEC) adjusted for quality, transportation fees, market differentials, and other local conditions as specified by Daybreak. For the Monroe Swell field in Monterey County this results in a price of $87.44/bbl oil. For the Brentwood field in Contra Costa County this results in a price of 93.03/bbl oil and $6.98/Mcf gas.

Operating costs used in this report are based on information provided by the operator and include all costs required to maintain production including field level overhead. Operating costs are not escalated for inflation.

Capital costs used in this report, where applicable, were provided by Daybreak and are based on authorizations for expenditure and actual costs from recent activity. Capital costs are included as required for workovers, new development wells, facilities, maintenance, and all related equipment. Capital costs are not escalated for inflation and include future abandonment costs with no salvage value.

The primary author of this report has not made a physical inspections of the subject area.

All reserve estimates are functions of engineering data, judgement, and interpretation and should be accepted with the understanding that events subsequent to the effective date could necessitate revisions. The estimates of reserves in this report were based upon a detailed study of the subject property, sound engineering practices, and sound petroleum engineering principles based on a technical analysis of the available data. Additional information available after the effective date of this resource evaluation may justify revisions. Estimates of reserves may increase or decrease as a result of market conditions, future operations, changes in regulations, or actual reservoir performance. The reserves estimates in this report are based in part that the properties will be developed consistent with current development plans as provided Daybreak.

The estimates shown in this report are for Proved Developed reserves. The estimates of reserves and future revenue included herein have not been adjusted for risk. Proved reserves are those quantities of oil and gas which, by analysis of engineering and geoscience data, can be estimated with reasonable certainty to be commercially recoverable. If the reserves are recovered, the revenues therefrom and the costs related thereto could be more or less than the estimated amounts.

The reserves estimated in this report in Monterey and Contra Costa counties represent approximately 71% of Daybreak's total net proved reserves on a barrel of oil equivalent (BOE) basis as of February 28, 2023.

This report utilized, but was not limited to, the following data:

- Geologic maps and cross-sections
- Seismic data
- Production data
- Historical cost information
- Property ownership interests

The reserves in this report have been estimated using deterministic methods in accordance with generally accepted petroleum engineering and evaluation principles set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers and also in accordance with the 2018 Petroleum Resources Management System definitions and guidelines.

Information used in the report was obtained from Daybreak. Neither Petrotech Resources Company, Inc. nor any of its staff have any personal, corporate, or fiduciary interests in the subject properties or Daybreak. Neither the employment to make this study nor the compensation is contingent on Petrotech's estimates of reserves or future revenues associated with the subject interests.

This report was prepared for the exclusive use and sole benefit of Daybreak. All data used in or generated for this report are available for inspection and review only by parties authorized in our office or authorized by Daybreak.

Sincerely,

Bradford A. DeWitt
California Registered Petroleum Engineer #P1804

4520 California Ave., Suite 310 • Bakersfield, CA 93309 • Tel 661.635.0465 Fax 661.635.0468
www.PetrotechResources.com